UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on ALVARION MUNICIPAL NETWORK IN USA WINS ANOTHER PRESTIGIOUS GLOBAL AWARD FOR MOBILE PUBLIC SAFETY, dated May 24, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

          ALVARION LTD.

Date: May 24, 2006                    By: /s/ Dafna Gruber
             Name: Dafna Gruber
                             Title:   Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252                  +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION MUNICIPAL NETWORK IN USA WINS ANOTHER
PRESTIGIOUS GLOBAL AWARD FOR MOBILE PUBLIC SAFETY

Scottsburg, Indiana Network is Lifeline for the Local Economy, Model for
Alvarion's Upcoming Mobile Broadband Solutions

TEL AVIV, Israel, May 24, 2006 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that a municipal wireless network in the city of Scottsburg, Indiana, USA, was recognized as the ‘Best Municipal Wireless Deployment’ at the prestigious Wireless Broadband Innovation Awards ceremony, held in London on May 17th. Built using Alvarion’s mobile public safety suite with BreezeACCESS® products, the Scottsburg network beat out strong global competition from several other networks that were finalists for the award.

The role of the network as a lifeline for Scottsburg’s economy was cited as one of the reasons for the award. The Wireless Broadband Innovation Awards (www.wbiaward.com) are hotly contested independent awards for users and service providers of wireless broadband worldwide. The awards recognize leadership, innovation and excellence in wireless broadband development and deployment.

This marks the second time that the Scottsburg network has been given an award. Earlier this year, The Wireless Internet Institute (www.W2i.org) recognized Scottsburg as the best “Local Municipal Initiative.” Both awards acknowledge the crucial role that wireless broadband played in saving the community from population drain and eventual economic hardship. And while local businesses, home workers, and telecommuters all needed affordable broadband for their work, the incumbent cable and phone companies in town refused to offer broadband there due to the small size of the town (population 6,000) and cost.

“Scottsburg didn't wake up one morning and say ‘we want to be in the broadband business,’” said Mayor Bill Graham. “We were in crisis mode; businesses were going to leave our community because they didn’t have broadband. Alvarion’s technology helped us help ourselves when other telecom companies just weren’t interested.”

Built by Alvarion solution partner, Advanced Computer Connections of Norwalk, Ohio, the network employs several of Alvarion’s BreezeACCESS products including the BreezeACCESS VL, BreezeACCESS 900, and BreezeACCESS Mobile SU-M for mobile public safety applications. With complete coverage citywide, broadband is now available to residents, businesses, schools, and government offices, while also supporting mobile broadband for the city police department. The mobile application is especially appealing, since it gives officers the ability to access important crime databases and send and receive reports and updates, all while remaining in the field.

At a total cost of only $385,000 including all systems and software, the network is much more capital cost efficient than the $6 million necessary for Scottsburg to build its own fiber optic network. Moreover, building a fiber network causes major civic disruptions over several years, while the Alvarion network was up and running in just four months.

“Scottsburg was successful in providing broadband to all its residents and businesses—and continues to rack up awards for it—because city leaders there made their own decisions about the best way to do broadband instead of just following technology fashions,” commented Amir Rosenzweig, president of Alvarion, Inc. “The result is a network using Alvarion’s market leading technology that is delivering high value across the entire community for a fraction of the cost of fiber or other wireless strategies. The true award for Alvarion, however, is having a happy customer with a network that serves its users' critical needs - as well being a model network for our upcoming mobile broadband solutions."

About Alvarion
With more than 2 million units deployed in 150 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.
Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information visit www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1.650.314.2653.